Exhibit 99.3
THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF
SHANDA GAMES LIMITED
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 22, 2010
The undersigned shareholder of Shanda Games Limited, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of annual general meeting of shareholders (the “Meeting”) and proxy statement, each dated September 22, 2010, and hereby appoints the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held on October 22, 2010 at 2:00 p.m., local time, at Island Shangri-la Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong, and at any adjournment or adjournments thereof, and to vote all Class B ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement furnished herewith.
This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:
PROPOSAL NO. 1:	To re-elect Mr. Qunzhao Tan as a director of the Company;

PROPOSAL NO. 2:	To re-elect Mr. Tianqiao Chen as a director of the Company;

PROPOSAL NO. 3:	To re-elect Mr. Danian Chen as a director of the Company;

PROPOSAL NO. 4:	To re-elect Mr. Lai Xing Cai as a director of the Company;

PROPOSAL NO. 5:	To re-elect Mr. Andy Lin as a director of the Company;

PROPOSAL NO. 6:	To re-elect Mr. Heng Wing Chan as a director of the Company;

PROPOSAL NO. 7:	To elect Ms. Grace Wu as a director of the Company;

PROPOSAL NO. 8:	To amend the Company’s 2008 Amended and Restated Equity Compensation Plan (“the Plan”) by increasing the number of authorized shares available for grant under the Plan from 44,000,000 Class A ordinary shares to 54,750,000 Class A ordinary shares; and

PROPOSAL NO. 9:	To approve, ratify and confirm the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company’s independent auditor for the fiscal year ended December 31, 2010.
This proxy should be marked, dated and signed by the shareholder(s) exactly as his or her name appears on their share certificate, and returned promptly in the enclosed envelope. Persons signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.
Please date, sign and mail this
proxy card back as soon as possible.

ê DETACH PROXY CARD HERE ê

Mark, Sign, Date and Return This Proxy Card Promptly Using the Enclosed Envelope. This Proxy Card must be received prior to 5:00 p.m. (New York time) on October 15, 2010	☐ Votes must be indicated (x) in Black or Blue ink.

	FOR	AGAINST	ABSTAIN
PROPOSAL NO. 1: To re-elect Qunzhao Tan as a director of the Company;	☐	☐	☐
PROPOSAL NO. 2: To re-elect Tianqiao Chen as a director of the Company	☐	☐	☐
PROPOSAL NO. 3: To re-elect Danian Chen as a director of the Company	☐	☐	☐
PROPOSAL NO. 4: To re-elect Lai Xing Cai as a director of the Company	☐	☐	☐
PROPOSAL NO. 5: To re-elect Andy Lin as a director of the Company	☐	☐	☐
PROPOSAL NO. 6: To re-elect Heng Wing Chan as a director of the Company	☐	☐	☐
PROPOSAL NO. 7: To elect Ms. Grace Wu as a director of the Company	☐	☐	☐
PROPOSAL NO. 8: To amend the Company’s 2008 Amended and Restated Equity Compensation Plan (“the Plan”) by increasing the number of authorized shares available for grant under the Plan from 44,000,000 Class A ordinary shares to 54,750,000 Class A ordinary shares
	☐	☐	☐
PROPOSAL NO. 9: To approve, ratify and confirm the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company’s independent auditor for the fiscal year ended December 31, 2010
	☐	☐	☐
This Proxy Card must be signed by the person registered in the register of members at the close of business on September 22, 2010. In the case of a corporation, this Proxy Card must be executed by a duly authorized officer or attorney of such corporation.

Share Owner sign here	Co-Owner sign here
Date: